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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Lenox Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
526262100
(CUSIP Number)
John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
Telephone Number (763) 520-8500

With a copy to:

Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-3211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	526262100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: John L. Morgan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		845,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		845,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	845,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006 (Schedule 13D”).
Pursuant to this Amendment No. 1 to Schedule 13D, Item 5 of the Schedule 13D is hereby amended as follows:
Item 5.    Interest in Securities of Issuer
(a)	Aggregate number and percentage of class beneficially owned:

As of August 18, 2006, Mr. Morgan may be deemed to be the beneficial owner of 845,000 shares of common stock.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Morgan may be deemed the beneficial owner of 6.0% of the Company’s common stock. This calculation is based on 14,085,351 shares of common stock outstanding, as reported in the Company’s Form 10-Q Quarterly Report for the period ended July 1, 2006, filed with the Commission on August 10, 2006.

(b)	Voting and Dispositive Power:

Mr. Morgan has sole voting and dispositive power over 845,000 shares that may be deemed to be beneficially owned by him as of August 16, 2006.

(c)	Transactions within the past 60 days: Information concerning transactions in the common stock effected by Mr. Morgan in the past 60 days and not previously reported on Schedule 13D is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market purchases.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.
Signature
      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 16, 2006

Name	/s/ John L. Morgan
John L. Morgan

Appendix A
           Transactions by Mr. Morgan in Lenox Group, Inc. during the past 60 days and not previously reported:

	Number of Shares
Date	Purchased	Price Per Share
7/18/06	5,000	$6.85
7/19/06	400	$7.16
7/19/06	500	$7.08
7/19/06	1,000	$7.06
7/19/06	1,000	$7.06
7/19/06	2,000	$7.12
7/19/06	4,100	$7.30
7/19/06	5,000	$7.15
7/19/06	5,000	$7.10
7/19/06	5,000	$7.10
7/20/06	300	$7.22
7/20/06	5,000	$7.25
7/21/06	800	$7.02
7/21/06	4,200	$7.03
7/21/06	5,000	$7.07
7/21/06	5,000	$7.07
7/21/06	5,700	$7.07
7/25/06	1,000	$7.28
7/25/06	1,000	$7.27
7/25/06	5,000	$7.27
7/25/06	5,000	$7.30
7/26/06	500	$6.99
7/26/06	5,000	$7.00
7/27/06	200	$7.20
7/27/06	1,000	$7.16
7/27/06	1,000	$7.17
7/27/06	2,200	$7.17
7/27/06	2,500	$7.16
7/27/06	2,800	$7.20
7/31/06	3,700	$6.96
7/31/06	5,000	$7.00
8/01/06	700	$6.95
8/01/06	1,300	$6.95
8/01/06	1,700	$6.90
8/01/06	2,000	$6.90
8/01/06	2,000	$6.95
8/01/06	2,000	$6.96
8/01/06	3,300	$6.88
8/02/06	1,100	$6.91
8/02/06	5,000	$6.99
8/03/06	200	$6.79
8/03/06	5,000	$6.80
8/04/06	5,000	$6.47
8/04/06	5,000	$6.65
8/04/06	5,000	$6.65
8/07/06	5,000	$6.22
8/16/06	3,200	$5.74
8/16/06	1,100	$5.64
8/16/06	900	$5.55
8/16/06	700	$5.60
8/16/06	100	$5.64
TOTAL	141,200